Saints Advisors, LLC Report on
Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Saints Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Saints Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Saints Advisors, LLC stated that Saints Advisors, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Saints Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
January 14, 2016

SAINTS™

2020 Union Street
San Francisco, CA 94123

(415) 773-2080 tel
(415) 835-5970 fax

www.saintscapital.com

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2015.

Saints Advisors, LLC

By:



    Kenneth B. Sawyer, CEO
          (Name and Title)

    January 14, 2016
          (Date)